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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C. 20549


                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                          (Amendment No. )*
                           ---------------


                     MUSICLAND STORES CORPORATION
-----------------------------------------------------------------------------
                           (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------------------------
                    (Title of Class of Securities)

                              62758B109
  -----------------------------------------------------------------
                            (CUSIP Number)

CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY 10022
             ATTN: RICHARD L. CHILTON, JR. (212) 751-3596
-----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          September 25, 1997
  -----------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 62758B109                 Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

     AF; OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,760,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH        0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          1,760,000

                10  SHARED DISPOSITIVE POWER

                     0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,760,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.13%

14  TYPE OF REPORTING PERSON*

     IN



ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Musicland Stores Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10400 Yellow Circle Drive, Minnetonka, Minnesota 55343. The Reporting Person (as defined in Item 2 below) is filing this 13D to report beneficial ownership of more than 5% of Common Stock outstanding commencing September, 1997.

ITEM 2.   Identity and Background
          -----------------------

          This Statement is being filed on behalf of Richard L.
Chilton, Jr. Mr. Chilton is sometimes referred to herein as the "Reporting Person."

      ITEM 2. (a), (b), (c)

          Richard L. Chilton, Jr. is the sole shareholder of certain corporations and is the managing general partner of certain limited partnerships, which act as investment advisor to several limited partnerships (together, the "Limited Partnerships"), several managed accounts (together, the "Managed Accounts"), and several investment funds (together , the "Funds"). As such, Mr. Chilton exercises voting control and dispositive power over the securities reported herein. The Limited Partnerships, Managed Accounts, and the Funds are in the business of investing and trading primarily in securities and finanical instruments.

          The address of the principal office of the Reporting Room is 320 Park Avenue, 22nd Floor, New York, New York 10022. The prinicpal occupations of Mr. Chilton are as the sole shareholder of certain corporations and as the managing general partner of certain limited partnerships.

      ITEM 2. (d), (e)

          During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 2. (f)

          To the best knowledge of the Reporting Person, all natural persons identified herein are United States citizens.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          As of the date hereof, Mr. Chilton has acquired 1,760,000 shares of Common Stock for an aggregate purchase price of $7,492,866.39. All of such purchases and sales were made through open market transactions. The funds for the acquisition of the shares of Common Stock by Mr. Chilton came from funds of the investors in the Managed Accounts and the Funds, and from the contributions of the partners of the Limited Partnerships.

ITEM 4.   Purpose of Transaction
          ----------------------

          The Reporting Person has acquired the Common Stock beneficially owned by it for investment purposes and in the ordinary course of business. The Reporting Person does not have any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------


          (a) Mr. Chilton beneficially owns 1,760,000 shares of Common Stock, representing 5.13% of the shares of Common Stock. (The foregoing calculations are based on 34,301,956 shares of Common Stock issued and outstanding as of July 31, 1997 according to publicly available filings of the Issuer).

          (b) The responses of the Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, the Reporting Person does not beneficially own any shares of Common Stock and has not effected any transactions in shares of Common Stock during the preceding 60 days.

          (d) The investors in the Managed Accounts and the Funds, and the partners of the Limited Partnerships, have the right to receive the proceeds from the sale of 1,760,000 shares of Common Stock beneficially owned by Mr. Chilton.

          (e)  Not applicable.

          A description of the transactions of the Reporting Person in the shares of Common Stock that were effected during the past 60 days is attached hereto as Exhibit A and incorporated by reference herein. All of these transactions were effected on the open market on the New York Stock Exchange.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          --------------------------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A: Schedule of Transactions.



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1997



                                  RICHARD L. CHILTON, JR.


                                  By: /s/ Richard L. Chilton, Jr.
                                     --------------------------------